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                                                                       EXHIBIT 1

                                         For further information contact:
                                         Pier C. Borra
                                         Chairman, President and Chief Executive
                                         Officer (419) 227-3000

FOR IMMEDIATE RELEASE

                                         Stefanie King
                                         Edelman Financial
                                         (212) 704-8291

            ARBOR HEALTH CARE ENTERS OUTPATIENT REHABILITATION MARKET

LIMA, OHIO, January 14, 1997 -- Arbor Health Care Company (Nasdaq: AHCC) today announced the acquisition of two Comprehensive Outpatient Rehabilitation Facilities ("CORF's"), Adult Services Unlimited, Inc. and Health Poconos, Inc., which serve the northeastern Pennsylvania market.

A CORF is a specialized outpatient facility organized to deliver comprehensive, case managed, interdisciplinary rehabilitation services under physician directive including physical therapy, occupational therapy, speech therapy, psychological services and social work.

Adult Services Unlimited, Inc. and Health Poconos, Inc. provide general, job-related injury and geriatric rehabilitation. The facilities also offer specialty programs in pulmonary rehabilitation, chronic pain management and arthritis rehabilitation. In 1996, the combined facilities serviced over 1,300 patients with over 12,000 visits and had combined revenues of $2.8 million.

These acquisitions, which are part of Arbor's strategy to provide outpatient rehabilitation services, will be managed by James S. Crawford, Vice President of Outpatient Rehabilitation. Mr. Crawford has held several senior level positions in the healthcare industry, including CEO of Learning Services Corporation, a provider of residential neurorehabilitation services. He most recently served as Executive Vice President of Ambulatory Healthcare Corporation of America, an outpatient rehabilitation, ambulatory surgery and physician practice company.

Commenting on the announcement, Pier C. Borra, Chairman, President and Chief Executive Officer, stated, "This acquisition is a natural extension of our traditional subacute strategy. These facilities utilize the same clinical models used in Arbors's inpatient subacute units. Therefore, we believe we will be successful in offering low-cost rehabilitation services to managed care payors, Medicare patients and physicians as a viable alternative to traditional outpatient services."

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Mr. Borra continued, "This acquisition is consistent with our geographic strategy of focusing on specific, targeted locations. We believe there is additional opportunity to expand our presence in comprehensive outpatient rehabilitation in regional markets through additional acquisitions as well as internal development because of the significant demand of outpatient rehabilitation for the job injury and geriatric markets."

Arbor Health Care Company provides subacute medical services, including medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy and wound care, as well as basic health care services for geriatric or chronically ill patients. The Company operates 30 licensed nursing centers in five states with a total of 3,578 beds. Arbor's Pharmacy Division, with operations in Ohio and Florida, serves approximately 23,900 beds, including 3,300 Arbor beds.

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